06007001

AB 3/29/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
|---|
| 8- 45012 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Register & Akers Investments, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**3500 Lenox Road, Suite 1700**
(No. and Street)

| **Atlanta** | **GA** | **30326** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Trish Woodham** **(404) 364-2129**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

| **2120 Powers Ferry Road, Suite 350** | **Atlanta** | **Georgia** | **30339** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESS
JUN 12 2006
THOMS
FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC MAIL PROCESSING
RECEIVED
MAR 1 2006
WASH, D.C. 160 SECTION

BB 6/9

## OATH OR AFFIRMATION

I, **George Register**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**Register & Akers Investments, Inc.**, as

of **December 31**, **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public, Cherokee County, Georgia
My Commission Expires June 21, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

**REGISTER & AKERS INVESTMENTS, INC.**
**Financial Statements**
**For the Years Ended**
**December 31, 2005 and 2004**
**With**
**Independent Auditor's Report**

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Register & Akers Investments, Inc.:

We have audited the accompanying statements of financial condition of Register & Akers Investments, Inc., as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Register & Akers Investments, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 14, 2006
Atlanta, Georgia

**REGISTER & AKERS INVESTMENTS, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2005 and 2004**

ASSETS

| | 2005 | 2004 |
|---|---|---|
| Cash and cash equivalents | $ 5,081 | $ 64,227 |
| Securities owned-common stocks | 317,080 | 239,989 |
| Receivable from clearing broker-dealer | 309,863 | 649,964 |
| Accounts receivable-other | - | 9,416 |
| Furniture and office equipment, at cost, less accumulated depreciation of $194,337 and $166,182 (Note B) | 97,907 | 89,292 |
| Deposit with clearing broker | 26,054 | 25,376 |
| Due from partnership (Note G) | 541 | 42,953 |
| Other assets | 23,003 | 18,667 |
| Total assets | $ 779,529 | $ 1,139,884 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2005 | 2004 |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ 9,482 | $ 46,704 |
| Commissions payable (Note J) | 111,359 | 517,679 |
| Retirement plan contribution (Note H) | 34,500 | 25,000 |
| Capital lease obligation (Note B) | 47,194 | 23,748 |
| Deferred rent (Note B) | 110,494 | 121,495 |
| Total liabilities | 313,029 | 734,626 |
| STOCKHOLDERS' EQUITY (Notes C & I) | | |
| 8% Series A Preferred Stock, $500 par value, 1,050 shares authorized, 940 and 1,030 issued and outstanding | 470,000 | 515,000 |
| Common stock, $1 par value, 20,000 shares authorized, 1,000 shares issued and outstanding | 1,000 | 1,000 |
| Additional paid-in capital | 84,726 | 84,726 |
| Retained earnings | (89,226) | (195,468) |
| Total stockholders' equity | 466,500 | 405,258 |
| Total liabilities and stockholders' equity | $ 776,529 | $ 1,139,884 |

The accompanying notes are an integral part of these financial statements.

**REGISTER & AKERS INVESTMENTS, INC.**
**STATEMENTS OF OPERATIONS**
**For the Years Ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| REVENUES | | |
| Commissions | $ 2,825,437 | $ 2,498,435 |
| Commissions - branch office (Note J) | 4,405,511 | 2,725,406 |
| Investment advisory services | 547,474 | 384,645 |
| Gains from investments | 7,743 | 39,380 |
| | 7,786,165 | 5,647,866 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Employee compensation and benefits | 1,837,332 | 1,629,581 |
| Clearing costs | 962,817 | 573,387 |
| Commissions and other costs - branch office | 3,926,001 | 2,438,020 |
| Communications | 99,292 | 73,553 |
| Occupancy | 234,732 | 271,844 |
| Other operating expenses | 619,749 | 708,342 |
| | 7,679,923 | 5,694,727 |
| INCOME (LOSS) BEFORE INCOME TAXES | 106,242 | (46,861) |
| INCOME TAXES (BENEFITS) (Note D) | - | - |
| NET INCOME (LOSS) | $ 106,242 | $ (46,861) |

The accompanying notes are an integral part of these financial statements.

**REGISTER & AKERS INVESTMENTS, INC.**
**STATEMENT OF CASH FLOWS**
**For the Years Ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income (loss) | $ 106,242 | $ (46,861) |
| Noncash items included in net income: | | |
| Unrealized appreciation of securities owned | (7,743) | - |
| Depreciation | 28,155 | 26,000 |
| Decrease (increase) in accounts receivable | 9,416 | (365,616) |
| Decrease in due from partnership | 42,412 | 3,365 |
| (Decrease) in due from broker-dealer | 340,101 | 9,076 |
| Decrease refundable income taxes | - | 47,378 |
| Increase in other assets | (4,336) | - |
| Increase (decrease) in payables and accrued expenses | (443,542) | 428,438 |
| Decrease in deferred rent | (11,001) | (11,001) |
| Increase (decrease) in accrued retirement plan contributions | 9,500 | (1,000) |
| Increase in deposit with clearing broker | (678) | - |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 68,526 | 89,779 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Investments in securities owned, net | (69,348) | (13,420) |
| Purchase of property and equipment | (1,675) | (9,546) |
| NET CASH USED BY INVESTING ACTIVITIES | (71,023) | (22,966) |
| CASH FLOWS USED BY FINANCING ACTIVITIES: | | |
| Redemption of preferred stock | (45,000) | (10,000) |
| Repayment of capital lease obligations | (11,649) | (7,313) |
| NET CASH USED BY FINANCING ACTIVITIES | (56,649) | (17,313) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (59,146) | 49,500 |
| CASH AND CASH EQUIVALENTS: | | |
| Beginning of year | 64,227 | 14,727 |
| End of year | $ 5,081 | $ 64,227 |

The accompanying notes are an integral part of these financial statements.

**REGISTER & AKERS INVESTMENTS, INC.**
**STATEMENT OF CASH FLOWS (CONTINUED)**
**For the Years Ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | |
| Income tax refunds | $ - | $ 27,481 |
| Interest paid | $ 1,309 | $ 1,804 |
| Computer equipment acquired under capital lease | $ 35,095 | $ - |

The accompanying notes are an integral part of these financial statements.

**REGISTER & AKERS INVESTMENTS, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**For the Years Ended December 31, 2005 and 2004**

| | Preferred Stock | Common Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2003 | $525,000 | $ 1,000 | $ 84,726 | $(148,607) | $ 462,119 |
| Redemption of preferred stock | (10,000) | | | | (10,000) |
| Net Loss | | | | (46,861) | (46,861) |
| Balance, December 31, 2004 | 515,000 | 1,000 | 84,726 | (195,468) | 405,258 |
| Redemption of preferred stock | (45,000) | | | | (45,000) |
| Net income | | | | 106,242 | 106,242 |
| Balance, December 31, 2005 | $470,000 | $ 1,000 | $ 84,726 | $ (89,226) | $ 466,500 |

The accompanying notes are an integral part of these financial statements.

**REGISTER & AKERS INVESTMENTS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2005 and 2004**

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Georgia in 1992. The Company is registered with the Securities and Exchange Commission, the National Association of Security Dealers and the securities commissions of appropriate states. The Company's primary business is sales of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Securities Owned-Common Stocks: Investments in common stocks-marketable are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Office Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to its loss carryforward and the use of the cash basis accounting for income tax purposes.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions: Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE B – LEASE COMMITMENT

Operating leases: The Company leases office premises under operating leases. The Company's commitment under operating leases is approximately the following:

| | |
|---|---|
| 2006 | $ 240,000 |
| 2007 | 245,000 |
| 2008 | 250,000 |
| 2009 | 256,000 |
| 2010 | 22,000 |
| | $ 1,013,000 |

Rent expense for the years ended December 31, 2005 and 2004 was approximately $220,000 and $247,000, respectively. The Company had approximately $8,000 of rental income in 2004 from sub-lease of office premises.

During 2002, the Company entered into a new office premises lease which contained a period of free rent. The deferred rent liability arose from allocation of the rent payments due in subsequent years to the free rent period.

Capitalized leases: The Company leases office equipment under capitalized leases. Amortization expense for capitalized property was approximately $10,000 for 2005 and $8,000 for 2004. The net book value of the leased equipment was approximately $48,000 and $23,000 at December 31, 2005 and 2004, respectively.

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2005:

| | |
|---|---|
| Year ending December 31: | |
| 2006 | $ 25,000 |
| 2007 | 24,000 |
| 2008 | 1,000 |
| Total minimum lease payments | 50,000 |
| Less amount representing interest | (2,804) |
| Present value of net minimum lease payments | $ 47,196 |

NOTE C – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $279,553 which was $179,553 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.1 to 1.0.

NOTE D – INCOME TAXES

The provision for income taxes is summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| Current income tax expense | $ 41,000 | $ - |
| Deferred income taxes (benefit) | (41,000) | - |
| Income tax expense (benefit) | $ - | $ - |

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at December 31, 2005 and 2004 relate primarily to a net operating loss carryforward.

Significant components of deferred tax assets are as follows:

| | 2005 | 2004 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating losses | $ 73,000 | $ 84,000 |
| Deferred tax valuation allowance | (73,000) | (84,000) |
| Net deferred tax asset | $ - | $ - |

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2005 and 2004, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2023.

The Company utilized approximately $42,000 of net operating loss carryforwards during 2005. The Company has a net operating loss carryforward that may be used to reduce taxable income arising in future years of approximately $292,000 that begins to expire in 2023.

## NOTE E – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions for its own account and the accounts of its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2005.

## NOTE G – RELATED PARTIES

An affiliate of the Company owns 50% of a partnership which pays management fees to the Company and a percent of profits based on the performance of two investment funds. During 2005 and 2004, the Company's income from this arrangement was approximately $76,000 and $164,000, respectively.

## NOTE H – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all employees. Company contributions are discretionary and employer contributions for 2005 and 2004 were $34,500 and $25,000, respectively.

## NOTE I – SERIES A PREFERRED STOCK

The holders of the Series A preferred stock are also the holders of the common stock. The Series A preferred stockholders are to receive, when declared by the Board of Directors, cumulative cash dividends at the rate of 8% per annum, commencing on December 15, 2006. The preferred stock may be redeemed by the Company at any time. Each share of preferred stock is entitled to one general right to vote for all purposes, equivalent to voting rights of common stock.

NOTE J - REVENUES - BRANCH OFFICE

In June 2004, the Company entered into an agreement to provide clearing services for another company. The agreement was cancelled during 2005. The Company earned monthly fees of the greater of $25,000 or 6% of the branch office's revenues.

# SUPPLEMENTAL INFORMATION

**SCHEDULE I**
**REGISTER & AKERS INVESTMENTS, INC.**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934**
**AS OF DECEMBER 31, 2005**

NET CAPITAL:

| | |
|---|---|
| Total stockholders' equity | $ 466,500 |
| Less non-allowable assets: | |
| Furniture and office equipment | (97,907) |
| Worthless securities account | (7,843) |
| Due from partnership | (541) |
| Other assets | (23,003) |
| | (129,294) |
| Net capital before haircuts | 337,206 |
| Less haircuts: | |
| Securities | (47,562) |
| Undue concentration | (7,292) |
| Money market assets | (2,799) |
| Total haircuts | (57,653) |
| Net capital | 279,553 |
| Less required capital | (100,000) |
| Excess net capital | $ 179,553 |
| Aggregate indebtedness | $ 313,029 |
| Ratio of aggregate indebtedness to net capital | 1.1 to 1.0 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005.

| | |
|---|---|
| Net capital as reported in FOCUS Report, Part IIA | $ 311,685 |
| Audit adjustments: | |
| To record capital lease | (31,334) |
| Change in haircuts | (1,384) |
| Other | 586 |
| Net capital as reported above | $ 279,553 |

REGISTER & AKERS INVESTMENTS, INC.

## SCHEDULE II

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

## SCHEDULE III

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

## REGISTER & AKERS INVESTMENTS, INC.

## SCHEDULE IV

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2005

The Company has no liabilities subordinated to claims and general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5**

To the Board of Directors
Register & Akers Investments, Inc.

In planning and performing our audit of the financial statements of Register & Akers Investments, Inc. for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Register & Akers Investments, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 14, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC